UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )

The Mosaic Company

(Name of Issuer)

Common Stock $.01 per share

(Title of Class of Securities)

61945A 10 7

(CUSIP Number)

Robert L. Lumpkins

c/o Cargill, Incorporated

15615 McGinty Road West

Wayzata, Minnesota 55391

(952) 742-7575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 61945A 107	Page 2 of 8

1.	Names of reporting persons: Cargill, Incorporated I.R.S. Identification Nos. of above persons (entities only): 41-0177680
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only:
4.	Source of funds: WC, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 250,582,987 * 8. Shared voting power: 0 9. Sole dispositive power: 250,582,987 * 10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 250,582,987 *
12.	Check if the aggregate amount in Row (11) excludes certain shares:	☐
13.	Percent of class represented by amount in Row (11): 66.5%
14.	Type of reporting person: CO

*	Includes 29,202,747 shares of Common Stock held by GNS I (U.S.) Corp. and 210,569,242 shares of Common Stock held by Cargill Fertilizer, Inc., both are wholly owned subsidiaries of Cargill, Incorporated.

CUSIP No. 61945A 107	Page 3 of 8

1.	Names of reporting persons: GNS I (U.S.) Corp. I.R.S. Identification Nos. of above persons (entities only): 20-1026546
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only:
4.	Source of funds: WC, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 29,202,747 8. Shared voting power: 0 9. Sole dispositive power: 29,202,747 10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 29,202,747
12.	Check if the aggregate amount in Row (11) excludes certain shares:	☐
13.	Percent of class represented by amount in Row (11): 7.7%
14.	Type of reporting person: CO

CUSIP No. 61945 A67	Page 4 of 8

1.	Names of reporting persons: Cargill Fertilizer, Inc. I.R.S. Identification Nos. of above persons (entities only): 59-1445393
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only:
4.	Source of funds: WC, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 210,569,242 ** 8. Shared voting power: 0 9. Sole dispositive power: 210,569,242 ** 10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 210,569,242 **
12.	Check if the aggregate amount in Row (11) excludes certain shares:	☐
13.	Percent of class represented by amount in Row (11): 55.9%
14.	Type of reporting person: CO

**	Excludes 5,458,955 shares of Class B Common Stock, par value $.01 per share, of The Mosaic Company. At any time that shares of Mosaic’s 7.50% Mandatory Convertible Preferred Shares (“Mosaic 7.50% Preferred Stock”) is converted into one or more shares of Mosaic Common Stock, 1.98507454 shares of Mosaic Class B Common Stock will automatically convert into a number of shares of Mosaic Common Stock equal to 1.98507454 multiplied by the then applicable conversion rate of the Mosaic 7.50% Preferred Stock.

Item 1.	Security and Issuer:

Common Stock, $.01 par value, of The Mosaic Company (“Mosaic”), 12800 Whitewater Drive, Suite 200, Minnetonka, MN 55343

Item 2.	Identity and Background:

This Schedule 13D is being filed jointly by the Reporting Persons, as a group. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

Cargill, Incorporated (“Cargill”), is incorporated under the laws of the State of Delaware. The principal business of Cargill and its subsidiaries is as an international provider of food, agriculture and risk management products and services. The principal office of Cargill is 15615 McGinty Road West, Wayzata, MN 55391.

GNS I (U.S.) Corp. (“GNS I”) is incorporated under the laws of the State of Delaware, and is a wholly owned subsidiary of Cargill. The principal address of GNS I is 15615 McGinty Road West, Wayzata, MN 55391.

Cargill Fertilizer, Inc. (“CFI”) is incorporated under the laws of the State of Delaware, and is a wholly owned subsidiary of Cargill. The principal address of CFI is 15615 McGinty Road West, Wayzata, MN 55391.

Exhibit 2 hereto sets forth the (a) name (b) residence or business address, (c) titles and (d) citizenship of each of the directors and executive officers of the Reporting Persons.

During the last five years, none of the Reporting Persons, nor any of the persons listed on Exhibit 2 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration:

On October 22, 2004, pursuant to the terms of an Agreement and Plan of Merger and Contribution dated as of January 26, 2004, as amended June 15, 2004 and October 18, 2004, among IMC Global Inc. (“IMC”), Mosaic (f/k/a Global Nutrition Solutions, Inc.), GNS Acquisition Corp., Cargill and CFI (the “Merger and Contribution Agreement”), Cargill, GNS I and CFI (together the “Cargill Contributing Corporations”) contributed to Mosaic the outstanding equity interests in certain entities owning all or substantially all of Cargill’s fertilizer businesses (the “Contributed Subsidiaries”). The Cargill Contributing Corporations received 66.5% of the outstanding shares of Mosaic’s Common Stock and 5,458,955 shares of Mosaic’s Class B Common Stock. All capitalized terms not defined herein shall have the meaning assigned to them in the Agreement, which is attached hereto as Exhibit 3 to this Schedule 13D.

Item 4.	Purpose of Transaction:

On October 22, 2004, pursuant to the Merger and Contribution Agreement, (i) GNS Acquisition Corp., a wholly owned subsidiary of Mosaic, merged with and into IMC (the “Merger”), with IMC surviving the Merger as a wholly owned subsidiary of Mosaic, and (ii) the Cargill Contribution Corporations contributed to Mosaic equity interests of the Contributed Subsidiaries (the “Contribution”). Pursuant to the Merger, each outstanding share of IMC’s common stock, par value $1.00 per share, was converted into and became the right to receive one share of Mosaic Common Stock. In addition, in the Merger each outstanding share of IMC’s 7.50% Mandatory Convertible Preferred Shares, par value $1.00 per share, was converted into and became the right to receive one share of Mosaic 7.50% Preferred Stock. Pursuant to the Contribution, the Cargill Contributing Corporations contributed to Mosaic equity interests of the Contributed Subsidiaries in exchange for the issuance of shares of Mosaic capital stock, as described in Item 3 above. IMC and Cargill have combined Cargill’s fertilizer businesses with IMC’s businesses to create Mosaic, a new combined public company, that is anticipated will be a more efficient, full-service global fertilizer company better able to deliver high-quality, competitively priced products and services to customers worldwide.

Item 5.	Interest in Securities of the Issuer:

(a) Cargill may be deemed to be a beneficial owner of 250,582,987 shares of Common Stock held directly by it and indirectly by GNS I and CFI, both wholly owned subsidiaries of Cargill. The aggregate number of shares beneficially held by the Reporting Persons is 250,582,987 shares, or 66.5%, based on 376,816,522 shares of Common Stock outstanding as reported by Mosaic as of October 22, 2004. CFI also is the beneficial owner of 5,458,955 shares of Mosaic Class B Common Stock which are convertible into Mosaic Common Stock. At any time that shares of Mosaic 7.50% Preferred Stock are converted into one or more shares of Mosaic Common Stock, 1.98507454 shares of Mosaic Class B Common Stock will automatically convert into a number of shares of Mosaic Common Stock equal to 1.98507454 multiplied by the then applicable conversion rate of the Mosaic 7.50% Preferred Stock.

(b) Cargill has sole power to vote or to dispose of the 10,810,998 shares of Common Stock it holds directly.

GNS I has sole power to vote or to dispose of the 29,202,747 shares of Common Stock it holds directly.

CFI has sole power to vote or to dispose of the 210,569,242 shares of Common Stock it holds directly.

(c) The shares being disclosed on this Schedule 13D were part of the initial issuance of shares by Mosaic on October 22, 2004. None of the Reporting Persons has effected any other transaction in Mosaic shares in the past 60 days. To the knowledge of the Reporting Persons, none of the persons listed on Exhibit 2 hereto has effectuated any transactions in Mosaic shares in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of Mosaic shares held directly or indirectly by the Reporting Persons except for the right and power of Cargill as the parent company of GNS I and CFI.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mosaic, Cargill, GNS I and CFI are party to an Investor Rights Agreement, dated January 26, 2004, as amended October 22, 2004. During a four-year standstill period commencing on October 22, 2004, the parties have agreed to take certain actions with respect to the composition of the Board of Directors and all committees of the Board, the nomination and election of Directors, and the designation of the Chairman of the Board, the Chief Executive Officer and President of Mosaic. Also during the four-year standstill period, Cargill has agreed not to acquire any shares of Mosaic common stock (other than through the conversion of Mosaic Class B Common Stock). During the three-year period commencing on October 22, 2004, Cargill has agreed not to sell, transfer or otherwise dispose of any voting securities of Mosaic to any person that is not an affiliate of Cargill, unless the sale, transfer or other disposition is approved in advance by the members of the Mosaic Board who have been designated by IMC.

Pursuant to a Registration Rights Agreement, dated January 26, 2004, after October 22, 2007, Cargill (and its affiliates that own Mosaic Common Stock) have the right to request that Mosaic file up to five registration statements with the SEC for an offering of their shares of Mosaic Common Stock. The market value of the shares of Mosaic Common Stock to be included in any demand registration must be at least $10 million. Mosaic will not be obligated to effect a demand registration within 270 calendar days of the effective date of the immediately preceding demand registration.

Mosaic 7.50% Preferred Stock issued to IMC’s preferred stockholders as part of the Merger will convert into Mosaic Common Stock under the circumstances described in the certificate of designations establishing such class of stock. The shares of Mosaic Class B Common Stock issued to the Reporting Persons will convert into Mosaic Common Stock at the same time the Mosaic 7.50% Preferred Stock converts into Mosaic Common Stock. The principal differences between the Mosaic Common Stock and the Mosaic Class B Common Stock are that shares of Mosaic Class B Common Stock will be owned only by the Reporting Persons, will not be publicly traded and will not be entitled to dividends.

Item 7.	Material to be Filed as Exhibits:

	1.	Joint Filing Agreement

	2.	Directors and Executive Officers of the Reporting Persons

	3.	Agreement and Plan of Merger and Contribution dated as of January 26, 2004, as amended, among IMC, The Mosaic Company, GNS Acquisition Corp, Cargill, Incorporated and CFI (Incorporated herein by reference to Exhibit 2.1 to Mosaic’s Current Report on Form 8-K filed on October 28, 2004).

	4.	Investor Rights Agreement (Incorporated herein by reference to Exhibit 10.1 to Mosaic’s Registration Statement on Form 8-A filed on October 22, 2004).

	5.	Registration Rights Agreement.

	6.	Certificate of Designations of 7.50% Mandatory Convertible Preferred Shares (Incorporated herein by reference to Exhibit 3.2 to Mosaic’s Registration Statement on Form 8-A filed on October 22, 2004).

	7.	Certificate of Designation of Class B Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2004

CARGILL, INCORPORATED

/s/ Robert L. Lumpkins
Signature

Robert L. Lumpkins
Vice Chairman and CFO